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                                                                    Exhibit 99.2

                            MINUTES OF MEETING OF THE
                              BOARD OF DIRECTORS OF
                     FIRST AMERICAN INVESTMENT FUNDS, INC.,
                           FIRST AMERICAN FUNDS, INC.,
                      FIRST AMERICAN STRATEGY FUNDS, INC.,
                    AMERICAN STRATEGIC INCOME PORTFOLIO INC.,
                  AMERICAN STRATEGIC INCOME PORTFOLIO INC.-II,
                  AMERICAN STRATEGIC INCOME PORTFOLIO INC.-III,
                         AMERICAN SELECT PORTFOLIO INC.,
                    AMERICAN MUNICIPAL INCOME PORTFOLIO INC.,
                   MINNESOTA MUNICIPAL INCOME PORTFOLIO INC.,
                           AMERICAN INCOME FUND, INC.,
           FIRST AMERICAN MINNESOTA MUNICIPAL INCOME FUND II, INC. AND
                      MOUNT VERNON SECURITIES LENDING TRUST
                Held Tuesday, May 1 through Thursday, May 3, 2007

                  D&O/E&O INSURANCE AND FIDELITY BOND PROPOSAL

          Greg McMath and John Bradley of U.S. Bancorp's corporate insurance group then joined the meeting to discuss the Funds' recommended D&O/E&O insurance and fidelity bond for the coming year. Referring to his memorandum included in the Board book, Mr. McMath stated that the corporate insurance group recommends continuing the current D&O/E&O program with the current carriers (St. Paul Travelers, Chubb and Hartford). In addition, he said, the Board has the option of removing the current exclusions for claims arising from alleged market timing, late trading and selective disclosure from the policies. He stated that the Funds would experience a 12% reduction in premiums if the exclusions are kept, and a 5% reduction if they are removed.

          Mr. McMath then reviewed the current program, noting its limit of $50 million per loss and in the aggregate and its dedication of $10 million of coverage exclusively to claims against the independent directors. He also described improvements each carrier has agreed to make to the language of its policy. Ms. Pike agreed that the

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language changes improve the policies from directors' standpoint.

          In response to a director's question, Mr. McMath stated that the corporate insurance group did not seek a quote this year from ICI Mutual Insurance Company because A.M. Best has not removed its "negative" outlook for the company. Ms. Pike said that given directors' concern over the "negative" outlook last year, she had agreed it would not be fruitful to seek a quote from ICI Mutual at this time. In response to another question, Mr. McMath confirmed that the current and the renewal policies cover and will cover the Mount Vernon Funds.

          Referring to a second memorandum included in the Board book, Mr. McMath stated that the corporate insurance group is recommending moving the Funds' fidelity bond coverage from Great American to Chubb. He stated that the group obtained quotes for the coverage from Great American, Chubb and St. Paul Travelers this year. Chubb, he said, offered coverage comparable to the other two, and better pricing. In addition, he noted that Chubb already is a carrier on the Funds' D&O/E&O insurance, so that it is familiar with the Funds. Mr. McMath stated that fidelity bonds are written on a "discovery date" basis, which means that no gap in coverage should result from a change in carriers.

          After Mr. McMath's remarks, the Board adopted the following resolutions upon motion duly made, seconded and unanimously approved:

     RESOLVED, that the premiums to provide $50 million of D&O/E&O coverage with St. Paul Travelers' affiliate St. Paul Fire and Marine Insurance Company, Chubb's affiliate Federal Insurance Company, and Hartford's affiliate Twin City Fire Insurance Company (including a $10 million independent director-only layer) for the policy period ending June 30, 2008 be allocated to each Fund based upon each Fund's proportionate share of the sum of the premiums that would have been paid if such coverage were purchased separately by each of the Funds.

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     RESOLVED, FURTHER, that the Boards of Directors hereby find that such premiums are fair and reasonable, and that the participation in the joint liability insurance policy is in the best interest of the Funds.

     RESOLVED, FURTHER, that the proper officers be, and they hereby are authorized, upon expiration of the Fidelity Bond on behalf of each of the Funds, to execute a Joint Fidelity Bond with Chubb's affiliate Federal Insurance Company and the other affiliated investment companies managed by FAF Advisors, for the period ending June 30, 2008 in an amount to be determined pursuant to the provisions of Rule 17g-1(d) under the Investment Company Act of 1940, as amended; provided that the allocation of the premium be in accordance with a formula under which the Funds pay no more than their pro-rata share of premium based on relative asset size.

     RESOLVED, FURTHER, that the officers of the Funds are hereby directed to file such Joint Fidelity Bond with the Securities and Exchange Commission in accordance with the requirements of Rule 17g-1(g).